UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 23, 2018

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 23 March 2018 - Novo Nordisk today announced that the Japanese Ministry of Health, Labour and Welfare has approved Ozempic® (semaglutide), a new once-weekly analogue of human glucagon-like peptide-1 (GLP-1), for the treatment of adults with type 2 diabetes.

The approval of Ozempic® in Japan is based on results from the SUSTAIN clinical trial programme, which involved more than 8,000 adults with type 2 diabetes. The approval is based on the results from five SUSTAIN trials, including approximately 1,200 adults from Japan. The approved label reflects that treatment with Ozempic® resulted in greater reductions in HbA1c relative to comparator treatments, as well as greater reductions in mean body weight achieved with Ozempic® in Japanese people compared to placebo in the two SUSTAIN monotherapy trials.

“We are very excited about the approval of Ozempic® in Japan, providing millions of people living with type 2 diabetes with a new and efficacious treatment option to help manage this complex disease,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer.

Novo Nordisk expects to launch Ozempic® in Japan in the coming months, when reimbursement has been obtained.

About Ozempic®

Ozempic® (semaglutide) is a new once-weekly analogue of human glucagon-like peptide- 1 (GLP-1) that has been developed for the treatment of type 2 diabetes. The approval of Ozempic® is based on the SUSTAIN programme, a global clinical development programme that comprises six global and two Japanese phase 3a trials, encompassing more than 8,000 adults with type 2 diabetes. Ozempic® was approved by the US FDA on 5 December 2017, by Health Canada on 4 January 2018 and by the European Commission on 9 February 2018.

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 26 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 23, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer